03002202

SO 3/6/03

VF 3-5-03

UNITED STATES
[illegible]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Blake Street, Suite 202
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Bradley
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gelfond Hochstadt Pangburn, P.C.
(Name – *if individual, state last, first, middle name*)

1600 Broadway, Suite 2500 (Address) Denver (City) CO (State) 80202 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 03 2003
PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, William J. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.J. Bradley Company Investment Banking/Capital Markets, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTI MINTZ NOTARY My Comm Expires November 13, 2004 PUBLIC STATE OF COLORADO

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent auditors' report.

x (p) Independent auditors' report on Internal Control.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
(A DEVELOPMENT STAGE COMPANY)

JULY 9, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

Gelfond Hochstadt Pangburn, P.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W.J. Bradley Company Investment Banking/Capital Markets

We have audited the accompanying statement of financial condition of W.J. Bradley Company Investment Banking/Capital Markets (a development stage company) as of December 31, 2002, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended and for the period from July 9, 2001 (inception) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2002, and the results of its operations and its cash flows for the year then ended and for the period from July 9, 2001 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gelfond Hochstadt Pangburn, P.C.

January 24, 2003

1600 Broadway • Suite 2500 • Denver, CO 80202-4925
Ph: (303) 831-5000 • Fax: (303) 831-5032 • www.ghpcpa.com

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OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets [13]

SEC FILE NO.: 8-53523 [14]

FIRM I.D. NO.: 115966 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1401 Blake Street, Suite 202 [20]
(No. and Street)

Denver [21] CO [22] 80202 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: William J. Bradley [30]

(Area Code) — Telephone No.: 303-825-5670 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gelfond Hochstadt Pangburn, P.C. [70]

ADDRESS

1600 Broadway, Suite 2500 [71]	Denver [72]	CO [73]	80202 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
[1] W. J. Bradley Company Investment Banking/Capital Markets

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99
SEC FILE NO. 8-53523 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

	Allowable	Non-Allowable	Total
1. Cash	$ 7,012 [200]		$ 7,012 [750]
2. Receivables from brokers or dealers:			
A. Clearance account [3]	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600] [7]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities [4]	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost [2] $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[6] [660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680] [8]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS [5]	$ 7,012 [540]	$ [740]	$ 7,012 [940]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		10 [1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders 9	$ [970]			
2. includes equity subordination (15c3-1(d)) of . . .	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of . . .	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole Proprietorship	15	$ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock No par value; authorized 1,000,000 shares; issued and outstanding 17,000 shares		17,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings Deficit accumulated during the development stage		(9,988) [1794]
E. Total		[1795]
F. Less capital stock in treasury	16	( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 7,012 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,012 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 7,012	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			7,012	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 7,012	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 7,012	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 7,012	3750

[30]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets — as of 12/31/02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	2,012	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) (22)	$	7,012	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit (21)	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (23)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets

For the period (MMDDYY) from 24 01/01/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		4	3995
9. Total revenue	$	4	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		555	4195
15. Other expenses		3,460	4100
16. Total expenses	$	4,015	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(4,011)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(4,011)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(95)	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6,023	4240
A. Net income (loss)			(4,011)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	5,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 7,012	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets as of 12/31/02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 ______ [4335] [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
(A Development Stage Company)

STATEMENT OF STOCKHOLDER'S DEFICIT

FOR THE PERIOD FROM JULY 9, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

	Common stock		Deficit accumulated during the development stage	Total
	Shares	Amount		
Issuances of common stock for cash in 2001	12,000	$ 12,000		$ 12,000
Net loss			$ (5,977)	(5,977)
Balance at December 31, 2001	12,000	12,000	(5,977)	6,023
Issuances of common stock for cash in 2002	5,000	5,000		5,000
Net loss			(4,011)	(4,011)
Balances at December 31, 2002	17,000	$ 17,000	$ (9,988)	$ 7,012

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
(A Development Stage Company)

STATEMENT OF INCOME (LOSS)

FOR THE PERIOD FROM JULY 9, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

	July 9, 2001 (inception) through December 31, 2002
Revenue:	
Other income	$ 4
Total revenue	4
Expense:	
Regulatory fees and expenses	555
Other expenses	9,437
Total expenses	9,992
Net loss	$ (9,988)

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM JULY 9, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

	Year ended December 31, 2002	July 9, 2001 (inception) through December 31, 2002
Cash flows from operating activities:		
Net loss	$ (4,011)	$ (9,988)
Net cash used in operating activities	(4,011)	(9,988)
Cash flows from financing activities:		
Proceeds from the sale of common stock	5,000	17,000
Net cash provided by financing activities	5,000	17,000
Cash and cash equivalents, beginning	6,023	-
Cash and cash equivalents, ending	$ 7,012	$ 7,012

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM
JULY 9, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

1. Summary of significant accounting policies and business of the Company:

Organization and business:

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer founded on July 9, 2001. The Company received its approval as a broker/dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent").

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs. The Company does not hold customer funds or securities.

The Company is in the development stage, and its primary activities to date have been organizational in nature. The Company expects that its existing capital resources, such as the funds received through the issuance of stock, will be adequate to fund the Company's projected operations through December 2003, based on current expenditure levels.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income:

Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income,* requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. For the period July 9, 2001 (inception) through December 31, 2002, the Company did not have any components of comprehensive income to report.

2. Related party transactions:

Under a management agreement, the Parent provides certain general and administrative services to the Company. These services have consisted primarily of assistance with the Company's ongoing reporting requirements. During 2002, the Company paid the Parent a $3,000 management fee for these services (and $8,800 for the period from July 9, 2001 (inception) through December 31, 2002). The Parent also pays certain expenses on behalf of the Company. These expenses include regulatory and SIPC fees. During 2002 and for the period from July 9, 2001 (inception) through December 31, 2002, the Company reimbursed the Parent $1,015 for regulatory and other expenses.

3. Income taxes:

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Since the Company incurred net losses during 2002 and during the period from July 9, 2001 (inception) through December 31, 2002, no current tax expense has been recognized. The Company has deferred tax assets of approximately $1,500 consisting of $900 related to start-up costs that are not deductible for tax purposes and $600 related to net losses. As of December 31, 2002, the Company provided a 100% valuation allowance for this deferred tax asset because it could not be determined that it was more likely than not that the deferred tax assets would be realized.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Company had no indebtedness and net capital of $7,012, which was $2,012 in excess of its required net capital of $5,000. In addition, through February 2003, the Company's aggregate indebtedness must not exceed 800 percent of net capital. At and for the year ended December 31, 2002, the Company's aggregate indebtedness did not exceed 800 percent of net capital.

There are no reconciling items between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002) of net capital and the computation based on the audited financial statements.

Gelfond Hochstadt Pangburn, P.C.
Certified Public Accountants and Consultants

To the Board of Directors of
W.J. Bradley Company Investment Banking/Capital Markets

In planning and performing our audit of the financial statements and supplemental schedules of W.J. Bradley Company Investment Banking/Capital Markets (a Development Stage Company), for the year ended December 31, 2002, and for the period from July 9, 2001 (inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1600 Broadway • Suite 2500 • Denver, CO 80202-4925

Ph: (303) 831-5000 • Fax: (303) 831-5032 • www.ghpcpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and for the period from July 9, 2001 (inception) through December 31, 2002, and this report does not affect our report thereon dated January 24, 2003.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size. The president of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Company's members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gelfond Hochstadt Pangburn, P.C.

January 24, 2003